Prospectus Supplement No. 11 (to Prospectuses dated January 14, 2021 and July 8, 2020)	Filed Pursuant to Rule 424(b)(3) Registration Nos. 333-251985 and 333-239395

American Depositary Shares

Representing Shares of Common Stock

This prospectus supplement updates and supplements the prospectuses dated January 14, 2021 and July 8, 2020 (the “Prospectuses”), which form a part of our Registration Statements on Form F-1 (Registration Nos. 333-251985 and 333-239395, respectively) (the “Registration Statements”). This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in either of the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Global Select Markets under the symbol “AMYT.” On November 2, 2021, the last reported sale price of our ADSs was $11.12 per ADS.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” in each of the Prospectuses and under similar headings in any further amendments or supplements to the Prospectuses.

None of the Commission, any state securities commission, nor any foreign securities commission has approved or disapproved of these securities or determined if either of the Prospectuses or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is Nov 3, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 2021

Commission File Number: 001-39365

Amryt Pharma plc
(Translation of registrant's name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

Exhibit Number	Description

99.1	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma plc
(Registrant)

Date: November 3, 2021	/s/ Rory Nealon
Rory Nealon
Chief Financial Officer

EXHIBIT 99.1

Amryt Reports Strong Q3 2021 Results

14.6% YoY revenue growth in Q3 to $56.5M

21.5% growth in metreleptin revenues YoY to $36.3M in Q3; 51.6% growth YoY excluding the impact of sporadic LATAM orders

7th consecutive quarter of positive EBITDA generation excluding Chiasma transaction costs

Cash of $123.2M at September 30, 2021

Reaffirming FY 2021 revenue guidance to $220M - $225M, representing 20-23% YoY growth

Conference call and webcast today at 0830 EDT / 1230 GMT

DUBLIN, Ireland, and Boston MA, November 3, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today provides a business update and announces unaudited financial results for the third quarter ended September 30, 2021.

Joe Wiley, CEO of Amryt Pharma, commented: “Q3 was an extremely busy and productive period for Amryt and I am excited to report today’s strong operational and financial results.  Our Q3 revenues of $56.5M represent 14.6% YoY revenue growth.  Metreleptin continues to grow strongly and delivered 21.5% YoY growth in the quarter and grew 51.6% during the period excluding the impact of sporadic LATAM ordering.  These results clearly demonstrate the strong performance of metreleptin in all regions.  Overall, the results also demonstrate the strong growth we are experiencing across our business and represent our seventh consecutive quarter of positive EBITDA generation and this performance has been delivered despite the challenging COVID pandemic.

We have also continued to progress the regulatory pathway and filed marketing applications for Oleogel-S10 in both the US and Europe and a target PDUFA date for Oleogel-S10 has been set for November 30, 2021.  Oleogel-S10 is eligible for a Priority Review Voucher if approved under priority review by the FDA.  If Oleogel-S10 is approved, we will have four commercial products and the team, financial flexibility, systems and global infrastructure in place to bring Oleogel-S10 to market and to execute our significant growth plans.

We completed the acquisition of Chiasma on August 5, 2021 and since then we have made significant progress integrating the Chiasma operations and portfolio into Amryt and we are very excited about both the growth opportunities for Mycapssa® and the potential to develop the underlying TPE platform in other areas.

Given the strong performance of our business year to date, we are reaffirming our full year 2021 revenue guidance of $220-$225 million, issued on September 13, 2021 which represents growth of 20%-23% over 2020.”

Q3 2021 and Recent Business Highlights:

   Chiasma, Inc. acquisition completed on August 5, 2021 and integration proceeding well
   Oleogel-S101 target PDUFA date set by the FDA for November 30, 2021
   Oleogel-S10 MAA accepted by EMA and CHMP opinion expected in Q4 2021
   Commercial launch plans well advanced for Oleogel-S10 launch, if approved
   FY 2021 revenue guidance increased in September to $220M - $225M, representing 20-23% growth over 2020

Q3 2021 Commercial Product Performance:

	Q3 2021 (unaudited)
	US	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	18,748	15,618	1,927	36,293
Lomitapide	8,568	6,406	3,564	18,538
Mycapssa®	1,453	-	-	1,453
Other	-	166	69	235
Total revenue	28,769	22,190	5,560	56,519

	Q3 2020 (unaudited)
	US	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	15,877	6,423	7,578	29,878
Lomitapide	9,233	7,109	2,771	19,113
Mycapssa®	-	-	-	-
Other	-	201	134	335
Total revenue	25,110	13,733	10,483	49,326
   14.6% YoY revenue growth in Q3 2021 to $56.5M (Q3 2020: $49.3M)
   Excluding the impact of sporadic LATAM ordering and Mycapssa®, revenues grew 26.3% YoY and 5.7% QoQ
   21.5% increase in metreleptin revenues YoY to $36.3M in Q3 2021 (Q3 2020: $29.9M). Excluding the impact of sporadic LATAM ordering, metreleptin revenue growth was 51.6% YoY.
   US accounted for 51.7% of global metreleptin revenues and EMEA accounted for 43.0% in Q3 2021
   EMEA metreleptin revenues grew 143.2% YoY in Q3
   US accounted for 46.2% of global lomitapide revenues and EMEA accounted for 34.6% in Q3 2021
   Mycapssa® delivered $1.45M in Q3 (from August 5 when Chiasma was acquired)
   Mycapssa® revenues in Q3 were impacted by pre-ordering in Q2; normalised ordering patterns have returned in September with Mycapssa® delivering $1.14M in the month
   The integration of Chiasma is significantly advanced and we continue to extract cost synergies

Q3 2021 Financial Highlights:

   $21.4M operating loss before finance expense for Q3 2021 (Q3 2020: $3.6M operating loss).  Excluding non-cash items, share based compensation expenses and Chiasma restructuring and acquisition costs, this resulted in EBITDA3 before restructuring and acquisition costs of $6.2M.
   Cash of $123.2M at September 30, 2021 (June 30, 2021: $142.9M) post repayment of outstanding Chiasma revenue interest financing debt and transaction related costs in the period

IFRS and non-GAAP adjusted Q3 2021 results:

US$M	Q3 2020 (unaudited)	Q3 2021 (unaudited)	Q3 2021 Non-cash adjustments[2]	Q3 2021 Non-GAAP Adjusted
Revenue	49.3	56.5	-	56.5
Gross profit	22.3	29.3	13.1	42.4
R&D expenses	(7.4)	(11.0)	-	(11.0)
SG&A expenses	(16.9)	(25.7)	0.5	(25.2)
Restructuring and acquisitioncosts	(0.1)	(11.3)	-	(11.3)
Share based compensation expenses	(1.5)	(2.7)	2.7	-
Operating (loss) / profit before finance expense	(3.6)	(21.4)	16.3	(5.1)[3]
Operating (loss) / profit before finance expense and restructuring and acquisition costs	(3.5)	(10.1)	16.3	6.2

1           For the purposes of this announcement, we use the name Oleogel-S10. Filsuvez® has been selected as the brand name for the product but please note, Amryt does not, as yet, have regulatory approval for Filsuvez® to treat EB.

2           Non-cash items include amortisation of the acquired metreleptin, lomitapide and Mycapssa® intangible assets ($12.7M), amortisation of the inventory fair value step-up related to the acquisition of Chiasma, Inc. ($0.4M), depreciation and amortisation ($0.5M) and share based compensation expenses ($2.7M).

3           EBITDA is earnings before interest, tax, depreciation, amortisation and share based compensation expenses. To supplement Amryt's financial results presented in accordance with IFRS generally accepted accounting principles, the Company uses EBITDA as a key measure of company performance as the Company believes that this measure is most reflective of the operational profitability or loss of the Company and provides management and investors with useful supplementary information which can enhance their ability to evaluate the operating performance of the business.  EBITDA, as measured by the Company, is not meant to be considered in isolation or as a substitute to operating profit / loss attributable to Amryt and should be read in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS.

Guidance & Outlook:
Given the continued strong performance of the Company’s commercial products, the board is today reaffirming revenue guidance for FY 2021 in the range of $220M - $225M which represents growth of 20% to 23% on FY 2020.

Conference Call & Webcast:
Amryt will host a conference call and webcast for analysts and investors today at 0830 EDT/1230 GMT.

Webcast Player URL: https://edge.media-server.com/mmc/p/yn6ztxz9

Telephone Dial in details:

United States	+1 646 787 1226
United Kingdom	+44 (0) 203 009 5709
Ireland	+353 (1) 506 0626
Confirmation Code	9357809

A playback facility will be available from November 3, 2021 at 1430 EDT / 1830 GMT – November 10, 2021 at 1330 EST / 1830 GMT.  Access details for the playback facility are as follows: Confirmation Code: 9357809 | US: + 1 917 677 7532 | UK: +44 (0) 333 300 9785 | Ireland : +353 (1) 553 8777.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control.  For additional information, please follow this link.

Mycapssa® (oral octreotide) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.  Mycapssa® is the first and only oral somatostatin analogapproved by the FDA.  Mycapssa® has also been submitted to the EMA for regulatory approval.  For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB but has been submitted to the FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review.  The FDA also set a target PDUFA date of November 30, 2021. In Europe, a MAA for Oleogel-S10 was accepted for assessment by the EMA in March 2021.
Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform.  For more information on Amryt, including products, please visit www.amrytpharma.com.

Financial Advisors
Shore Capital (Daniel Bush, Mark Percy, John More) are NOMAD and Joint Broker to Amryt in the UK.  Stifel (Ben Maddison) are Joint Broker to the company in the UK.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Daniel Bush, Shore Capital, NOMAD +44 (0) 207 408 4090, amrytcorporate@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com

Amryt Pharma plc
Condensed Consolidated Statement of Comprehensive Loss

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)
		US$’000	US$’000	US$’000	US$’000
Revenue	3	56,519	49,326	167,713	140,085
Cost of sales		(27,265)	(27,057)	(76,933)	(89,148)
Gross profit		29,254	22,269	90,780	50,937
Research and development expenses		(11,000)	(7,350)	(28,454)	(22,481)
Selling, general and administrative expenses		(25,706)	(16,889)	(62,438)	(56,883)
Restructuring and acquisition costs	5	(11,226)	(105)	(14,679)	(1,005)
Share based payment expenses	4	(2,689)	(1,533)	(5,905)	(3,136)
Operating loss before finance expense		(21,367)	(3,608)	(20,696)	(32,568)
Non-cash change in fair value of contingent consideration	5	(3,030)	(2,126)	(8,897)	(8,150)
Non-cash contingent value rights finance expense	5	(1,915)	(1,557)	(5,515)	(4,498)
Net finance expense - other		(6,424)	(1,359)	(20,163)	(15,492)
Loss on ordinary activities before taxation		(32,736)	(8,650)	(55,271)	(60,708)
Tax credit/(charge) on loss on ordinary activities		15,527	(1,821)	14,726	3,171
Loss for the year attributable to the equity holders of the Company		(17,209)	(10,471)	(40,545)	(57,537)
Exchange translation differences which may be reclassified through profit or loss		240	(1,921)	2,583	(2,850)
Total other comprehensive income/(loss)		240	(1,921)	2,583	(2,850)
Total comprehensive loss for the year attributable to the equity holders of the Company		(16,696)	(12,392)	(37,962)	(60,387)

Loss per share
Loss per share - basic and diluted, attributable to ordinary equity holders of the parent (US$)	6	(0.07)	(0.07)	(0.20)	(0.37)

Amryt Pharma plc
Condensed Consolidated Statement of Financial Position

		As at,
	Note	September 30, 2021 (unaudited)	December 31, 2020 (audited)
		US$’000	US$’000
Assets
Non-current assets
Goodwill	7	79,874	19,131
Intangible assets	7	488,733	305,369
Property, plant and equipment		8,402	7,574
Other non-current assets		1,646	1,542
Total non-current assets		578,655	333,616
Current assets
Trade and other receivables	8	52,793	43,185
Inventories	9	100,839	40,992
Cash and cash equivalents, including restricted cash	10	123,177	118,798
Total current assets		276,809	202,975
Total assets		855,464	536,591

Equity and liabilities
Equity attributable to owners of the parent
Share capital	11	25,261	13,851
Share premium	11	310,778	51,408
Other reserves	11	246,080	236,488
Accumulated deficit		(276,096)	(235,605)
Total equity		306,023	66,142
Non-current liabilities
Contingent consideration and contingent value rights	5	157,999	148,323
Deferred tax liability		37,001	6,612
Long term loan	12	91,820	87,302
Convertible notes	13	104,566	101,086
Provisions and other liabilities	14	4,213	25,951
Total non-current liabilities		395,599	369,274
Current liabilities
Trade and other payables		124,315	90,236
Provisions and other liabilities	14	29,527	10,939
Total current liabilities		153,842	101,175
Total liabilities		549,441	470,449
Total equity and liabilities		855,464	536,591

Amryt Pharma plc
Condensed Consolidated Statement of Cash Flows

		Nine months ended September 30,
	Note	2021 (unaudited)	2020 (unaudited)
		US$’000	US$’000
Cash flows from operating activities
Loss on ordinary activities after taxation		(40,545)	(57,537)
Net finance expense - other		20,163	15,492
Depreciation and amortization		35,238	33,313
Amortization of inventory fair value step-up		1,641	21,015
Share based payment expenses	4	5,905	3,136
Non-cash change in fair value of contingent consideration	5	8,897	8,150
Non-cash contingent value rights finance expense	5	5,515	4,498
Deferred taxation charge/(credit)		(15,677)	(2,452)
Movements in working capital and other adjustments:
Change in trade and other receivables	8	(2,609)	(6,695)
Change in trade and other payables		(108,468)	21,875
Change in provision and other liabilities	14	(2,756)	(12,328)
Change in inventories		39	(7,948)
Change in non-current assets		763	596
Net cash flow from operating activities		(91,894)	21,115

Cash flow from investing activities
Net cash received on acquisition of subsidiary		107,942	—
Payments for property, plant and equipment		(92)	(147)
Payments for intangible assets		(830)	(298)
Deposit interest received		3	86
Net cash flow (used in)/from investing activities		107,023	(359)

Cash flow from financing activities
Net costs from issue of equity instruments		(116)	—
Interest paid		(7,597)	(6,190)
Payment of leases		(789)	(846)
Net cash flow from financing activities		(8,502)	(7,036)

Exchange and other movements		(2,248)	(5,567)

Net change in cash and cash equivalents		4,379	8,153
Cash and cash equivalents at beginning of the period		118,798	67,229
Restricted cash at end of the period	10	50	792
Cash at bank available on demand at end of the period	10	123,127	74,590
Total cash and cash equivalents at end of the period	10	123,177	75,382

Amryt Pharma plc
Condensed Consolidated Statement of Changes in Equity
For the period ended September 30, 2021
(unaudited)

	Note	Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2021 (audited)		13,851	51,408	14,762	(7,421)	7,860	42,627	(73,914)	29,210	217,634	5,730	(235,605)	66,142
Loss for the period		—	—	—	—	—	—	—	—	—	—	(40,545)	(40,545)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	2,583	—	2,583
Total comprehensive loss		—	—	—	—	—	—	—	—	—	2,583	(40,545)	(37,962)
Transactions with owners
Issue of treasury shares in exchange for warrants	11	23	99	—	439	—	—	—	—	—	—	—	561
Issue of treasury shares for share options exercised	11	25	89	—	465	(191)	—	—	—	—	—	—	388
Issue of shares and treasury shares in exchange for warrants	11	749	7,496	(14,762)	6,517	—	—	—	—	—	—	—	—
Issue of shares in consideration of Chiasma Acquisition	5	10,547	249,789	—	—	—	—	—	—	—	—	—	260,336
Share based payment reserve recognized on Chiasma acquisition	11	—	—	—	—	10,157	—	—	—	—	—	—	10,157
Issue of shares for share options exercised and vesting of RSUs	11	66	1,897	—	—	(1,467)	—	—	—	—	—	—	496
Share based payment expense	4	—	—	—	—	5,905	—	—	—	—	—	—	5,905
Share based payment expense – Lapsed		—	—	—	—	(54)	—	—	—	—	—	54	—
Total transactions with owners		11,410	259,370	(14,762)	7,421	14,350	—	—	—	—	—	54	277,843
Balance at September 30, 2021 (unaudited)		25,261	310,778	—	—	22,210	42,627	(73,914)	29,210	217,634	8,313	(276,096)	306,023

For the period ended September 30, 2020
(unaudited)

	Note	Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2020 (audited)		11,918	2,422	29,523	(7,534)	3,190	42,627	(73,914)	29,210	217,634	7,894	(131,137)	131,833
Loss for the period		—	—	—	—	—	—	—	—	—	—	(57,537)	(57,537)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	(2,850)	—	(2,850)
Total comprehensive loss		—	—	—	—	—	—	—	—	—	(2,850)	(57,537)	(60,387)
Transactions with owners
Issue of shares in exchange for warrants	11	630	14,131	(14,761)	—	—	—	—	—	—	—	—
Share based payment expense	4	—	—	—	—	3,136	—	—	—	—	—	—	3,136
Share based payment expense – Lapsed		—	—	—	—	(56)	—	—	—	—	—	56	—
Total transactions with owners		630	14,131	(14,761)	—	3,080	—	—	—	—	—	56	3,136
Balance at September 30, 2020 (unaudited)		12,548	16,553	14,762	(7,534)	6,270	42,627	(73,914)	29,210	217,634	5,044	(188,618)	74,582

1. General information

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

As used herein, references to ‘‘we,’’ ‘‘us,’’ ‘‘Amryt’’ or the ‘‘Group’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc and its global subsidiaries, collectively. References to the ‘‘Company’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc.

Amryt Pharma plc is a company incorporated in England and Wales. The Company is listed on Nasdaq (ticker: AMYT) and the AIM market of the London Stock Exchange (ticker: AMYT).

Amryt acquired Chiasma, Inc. (“Chiasma”) in August 2021. The combined company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans. Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB but has been submitted to the FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review.  The FDA also set a target PDUFA date of November 30, 2021. In Europe, a MAA for Oleogel-S10 was accepted for assessment by the EMA in March 2021.

2. Accounting policies

Basis of preparation
The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the Group’s financial position and performance since the last annual financial statements. The accounting policies used in the preparation of the interim financial information are the same as those used in the Group’s audited financial statements for the year ended December 31, 2020 and those which are expected to be used in the financial statements for the year ended December 31, 2021.

Results for the nine-month period ended September 30, 2021 are not necessarily indicative of the results that may be expected for the financial year ending December 31, 2021.
Basis of going concern
Having considered the Group’s current financial position and cash flow projections, the Board of Directors believes that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these condensed consolidated interim financial statements and that it is appropriate to continue to prepare the condensed consolidated interim financial statements on a going concern basis.

As part of their inquiries, the Board of Directors reviewed budgets, projected cash flows, and other relevant information for a period not less than 12 months from the date of approval of the condensed consolidated interim financial statements for the period ended September 30, 2021.

Basis of consolidation
The condensed consolidated interim financial statements comprise the financial statements of the Group for the period ended September 30, 2021. Subsidiaries are entities controlled by the Company. Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over an investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Intergroup balances and any unrealized gains or losses, income or expenses arising from intergroup transactions are eliminated in preparing the condensed consolidated interim financial statements.

Presentation of balances
The condensed consolidated interim financial statements are presented in U.S. dollars (‘‘US$’’), rounded to the nearest thousand, which is the functional currency of the Company and presentation currency of the Group.

The following table discloses the major exchange rates of those currencies other than the functional currency of US$ that are utilized by the Group:

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average three-month period to September 30, 2021 (unaudited)	0.8292	0.7253	0.9043	8.3868	8.5171	6.1669
Average nine-month period to September 30, 2021 (unaudited)	0.8303	0.7157	0.9116	8.4230	8.3785	6.1747
At September 30, 2021 (unaudited)	0.8589	0.7417	0.9314	8.7634	8.7140	6.3870

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average year ended December 31, 2020 (audited)	0.8777	0.7799	0.9391	9.2135	9.4206	6.5432
At December 31, 2020 (audited)	0.8141	0.7365	0.8829	8.1885	8.5671	6.0570

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average three-month period to September 30, 2020 (unaudited)	0.8905	0.7873	0.9508	9.4111	9.5480	6.6422
Average nine-month period to September 30, 2020 (unaudited)	0.8562	0.7749	0.9203	8.8756	9.1384	6.3740
At September 30, 2020 (unaudited)	0.8543	0.7777	0.9220	9.0060	9.4528	6.3604

(€ = Euro; £ = Pounds Sterling, CHF = Swiss Franc, SEK = Swedish Kroner, NOK = Norwegian Kroner, DKK = Danish Kroner)

Changes in accounting policies and disclosures
There are no new standards and amendments to IFRS effective as of January 1, 2021 that are relevant to the Group.

Critical accounting judgements and key sources of estimation uncertainty
In preparing these condensed consolidated interim financial statements in conformity with IFRS management is required to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the condensed consolidated interim financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant estimates, assumptions or judgements, applied in the condensed consolidated interim financial statements were the same as those applied in the Group’s audited financial statements for the year ended December 31, 2020.

Principal accounting policies
The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s audited financial statements for the year ended December 31, 2020 other than for those applied in the acquisition accounting for the Chiasma acquisition (see Note 5, Business combinations and asset acquisitions).

3. Segment information

The Group is a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.

The Group currently operates as one business segment, pharmaceuticals, and is focused on the development and commercialization of three commercial products and a number of development products. The Group derives its revenues primarily from one source, being the pharmaceutical sector with high unmet medical need.

The Group’s Chief Executive Officer, Joseph Wiley, is currently the Company’s chief operating decision maker (‘‘CODM’’). The Group does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments.

The following table summarizes total revenues from external customers by product and by geographic region, based on the location of the customer.

	Three months ended September 30, 2021 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	18,748	15,618	1,927	36,293
Lomitapide	8,568	6,406	3,564	18,538
Mycapssa®	1,453	—	—	1,453
Other	—	166	69	235
Total revenue	28,769	22,190	5,560	56,519

	Three months ended September 30, 2020 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	15,877	6,423	7,578	29,878
Lomitapide	9,233	7,109	2,771	19,113
Mycapssa®	—	—	—	—
Other	—	201	134	335
Total revenue	25,110	13,733	10,483	49,326

	Nine months ended September 30, 2021 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	52,726	39,594	16,992	109,312
Lomitapide	25,382	21,338	9,452	56,172
Mycapssa®	1,453	—	—	1,453
Other	—	582	194	776
Total revenue	79,561	61,514	26,638	167,713

	Nine months ended September 30, 2020 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	45,457	26,233	13,014	84,704
Lomitapide	28,047	18,683	7,856	54,586
Mycapssa®	—	—	—	—
Other	—	573	222	795
Total revenue	73,504	45,489	21,092	140,085

Major Customers

For the three and nine months ended September 30, 2021, one customer accounted for 47% and 48%, respectively, of the Group’s net revenues (2020: 51% and 52%, respectively) and accounted for 42% of the Group’s September 30, 2021 accounts receivable balance (December 31, 2020: 42%).

4. Share based payments

Share-based Compensation Plans

Amryt’s Equity Incentive Plan
Amryt’s Equity Incentive Plan was established by a special resolution on 23 September 2019 and was subsequently amended by the Board on 18 May 2020 and 3 August 2021. The purpose of the Plan is to provide for the granting of Equity Incentives to Directors and Employees of, and Consultants to, the Company or any Associated Company.

Chiasma Equity Incentive Plan
When Amryt acquired Chiasma in August 2021, the Chiasma Stock Option and Incentive Plan transferred across to Amryt. Each outstanding and unexercised Chiasma Stock Option or RSU, whether or not vested, ceased to represent a right to acquire shares of Chiasma common stock and were converted into an option to purchase Amryt ADSs on the same terms and conditions as were applicable under such Chiasma Stock Option and Incentive Plan immediately prior to the acquisition.

No new stock option or RSUs will be granted under the Chiasma stock option and incentive plan.

Terms and Conditions of New Grants and Grants Under the Chiasma Equity Incentive Plan
The terms and conditions of new grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions
The employee share options vest following a period of service by the officer or employee. The required period of service is determined by the Remuneration Committee at the date of grant of the options (usually the date of approval by the Remuneration Committee). There are no market conditions associated with the share option vesting periods.

Contractual life
The term of an option is determined by the Remuneration Committee provided that the term may not exceed a period of seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, some options will automatically accelerate and become exercisable in full as of a date specified by the Board of Directors.

The number and weighted average exercise price (in Sterling pence) of share options granted under Amryt’s Equity Incentive Plan and the Chiasma stock option and incentive plan is as follows:

	Amryt Equity Incentive Plan		Chiasma Stock Option and Incentive Plan
	Units	Weighted average exercise price (Sterling pence)	Units	Weighted average exercise price (Sterling pence)
Balance at 1 January 2020	14,481,720	116.00p	—	—
Granted	4,432,000	144.76p	—	—
Lapsed	(87,119)	113.42p	—	—
Exercised	(72,953)	120.72p	—	—
Outstanding at 31 December 2020 (audited)	18,753,648	122.79p	—	—
Exercisable at 31 December 2020 (audited)	5,866,152	114.24p	—	—

Balance at 1 January 2021	18,753,648	122.79p	—	—
Granted	10,663,959	192.40p	—	—
Transferred to Amryt on acquisition	—		18,139,060	189.07p
Forfeited	(1,162,976)	175.91p	(257,335)	183.64p
Exercised	(300,000)	93.00p	(441,280)	0.98p
Outstanding at September 30, 2021 (unaudited)	27,954,631	147.45p	17,440,445	191.46p
Exercisable at September 30, 2021 (unaudited)	6,938,801	118.56p	13,552,670	185.75p

The fair value of the Amryt equity award is estimated at the date of grant using the Black-Scholes pricing model, taking into account the terms and conditions attached to the grant. The fair value of the Chiasma equity awards transferred to Amryt on acquisition were measured in accordance with IFRS 2. The portion of the value of the equity transferred to Amryt attributable to pre-combination service is included in the consideration at the date of acquisition. The portion of the equity awards transferred to Amryt attributable to post combination service is estimated at the date of transfer using Black Scholes pricing model, taking into account the terms and conditions attached to the grant.

The following are the inputs to the model for the equity instruments granted during the period:

	September 30, 2021 Options Inputs (unaudited)	December 31, 2020 Options Inputs (audited)
Days to Expiration	2,555	2,555
Volatility	32% - 49%	33% - 37%
Risk free interest rate	0.77% - 0.94%	0.39% - 0.46%
Share price at grant	146.87 - 201.2p	123.5p – 178.9p

In the nine months ended September 30, 2021, a total of 10,663,959 share options over ordinary shares exercisable at a weighted average price of £1.92 were granted. The fair value of share options granted in the nine months ended September 30, 2021 was £20,517,000/US$28,302,000.

The share options outstanding under the Amryt 2021 Equity Incentive Plan as at September 30, 2021 have a weighted remaining contractual life of 5.32 years with exercise prices ranging from £0.76 to £2.012 per ordinary share.

The share options outstanding under the Chiasma Share Option and Incentive Plan transferred across to Amryt on acquisition. As at September 30, 2021 they have a weighted remaining contractual life of 3.23 years with exercise prices ranging from £0.54 to £9.35 per ordinary share. No new share options will be granted under the Chiasma Stock Option and Incentive Plan.

Restricted Share Units
Under the terms of Amryt’s Equity Incentive Plan, restricted share units (“RSUs”) to purchase 1,604,205 ordinary shares were outstanding at September 30, 2021. Under the terms of this plan, RSUs are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. For the period ended September 30, 2021, a total of 551,405 RSUs were granted to employees of the company. For the year ended December 31, 2020, a total of 1,556,960 RSUs were granted to employees of the company. The fair value of the RSUs is based on the share price at the date of grant, with the expense spread over the vesting period. The fair value of RSUs granted in the period ended September 30, 2021 was US$1,358,000. At September 30, 2021, the total RSUs granted to date have a weighted remaining contractual life of 2.1 years.

Under the terms of Chiasma’s Stock Option and Incentive Plan transferred to Amryt on acquisition, restricted share units (“RSUs”) to purchase 157,225 ordinary shares were outstanding at September 30, 2021. At September 30, 2021, the total RSUs granted to date have a weighted remaining contractual life of 2.3 years. No new RSUs will be granted under the Chiasma Stock Option and Incentive Plan.

The following table summarizes the RSU activity for the period:

	Amryt Equity Incentive Plan		Chiasma Stock Option and Incentive Plan
	Units	Weighted average fair value (US$)	Units	Weighted average fair value (US$)
Balance at 1 January 2021	1,549,910	$2.35	—	—
Granted	551,405	$2.66	—	—
Transferred to Amryt on acquisition	—	—	202,145	$2.75
Lapsed	(134,255)	$2.39	(36,610)	$2.75
Vested	(362,855)	$2.34	(8,310)	$2.75
Outstanding at 30 September 2021 (unaudited)	1,604,205	$2.44	157,225	$2.75

Warrants
There are no outstanding warrants at September 30, 2021 (December 31, 2020: 9,312,062). In August 2021, an Amryt institutional investor exercised subscription rights relating to 8,966,520 zero cost warrants. These warrants were issued in September 2019 as part of the Company’s acquisition of Aegerion. Certain institutional investors elected to receive warrants to subscribe for new ordinary shares of £0.06 each in Amryt (“Ordinary Shares”), in place of the same number of Ordinary Shares, as consideration for the Company’s acquisition of Aegerion and their equity investments in the Company in September 2019. Each warrant entitled the holder to subscribe for one Ordinary Share for no additional consideration.

Separate warrants consisting of 345,542 as at December 31, 2020, which were issued in connection with the admission to the AIM in 2016, are no longer outstanding; 283,389 warrants were exercised in March 2021 and 62,153 warrants lapsed in April 2021.

The number and weighted average exercise price (in Sterling pence) of warrants per ordinary share is as follows:

	Warrants
	Units	Weighted average exercise price (Sterling pence)
Balance at 1 January 2020	17,541,815	0.03p
Granted	—	—
Lapsed	—	—
Exercised	(8,229,753)	—
Outstanding at 31 December 2020 (audited)	9,312,062	0.05p
Exercisable at 31 December 2020 (audited)	9,312,062	0.05p

Balance at 1 January 2021	9,312,062	0.05p
Granted	—	—
Lapsed	(62,153)	1.44p
Exercised	(9,249,909)	0.05p
Outstanding at September 30, 2021 (unaudited)	—	0.00p

The value of share options and RSU’s charged to the Condensed Consolidated Statement of Comprehensive Loss during the period is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (audited)
	US$’000	US$’000	US$’000	US$’000
Share option expense	2,173	1,307	4,525	2,910
RSU expense	516	226	1,380	226
Total share option expense	2,689	1,533	5,905	3,136

5. Business combinations and asset acquisitions

Acquisition of Chiasma

On May 5, 2021, Amryt announced that it had signed a definitive agreement to acquire Chiasma, Inc. (Nasdaq: CHMA) in an all-stock combination. Under the terms of the transaction, each share of Chiasma common stock issued and outstanding prior to the consummation of the transaction was exchanged for 0.396 Amryt American Depositary Shares (“ADSs”), each representing five Amryt ordinary shares.

On August 5, 2021, Amryt completed the acquisition of Chiasma, Inc and in conjunction with the completion Amryt allotted and issued a total of 127,733,680 ordinary shares as consideration for the acquisition. Following the completion, shareholdings in Chiasma were rounded in being converted to Amryt shares using the exchange ratio of 0.396. The roundings in converting Chiasma shareholdings to Amryt shares were finalized in August 2021 and resulted in an additional 7,015 ordinary shares being allotted and issued by Amryt as consideration for the acquisition. In total, these ordinary shares were issued to the former Chiasma Shareholders in the form of 25,548,139 ADSs at US$10.19 per share, to acquire Chiasma for a value of US$260,336,000.

On August 5, 2021, Chiasma had outstanding equity awards that were held by Chiasma employees, the fair value of these awards transferred to Amryt on acquisition were measured in accordance with IFRS 2. The portion of the value of the equity transferred to Amryt attributable to pre-combination service is included in the consideration at the date of acquisition and this amounted to US$10,157,000.

The combined company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans.

The table below reflects the fair value of the identifiable net assets acquired in respect of the acquisition completed during the period. Any amendments to fair values will be made within the twelve-month period from the date of acquisition, as permitted by IFRS 3 Business Combinations.

The acquired goodwill is attributable principally to the profit generating potential of the businesses, the assembled workforce and benefits arising from embedded infrastructure, that are expected to be achieved from integrating the acquired businesses into the Group’s existing business. No amount of goodwill is expected to be deductible for tax purposes.

In the post-acquisition period to September 30, 2021, the business acquired during the current year contributed revenue of US$1,453,000 and a trading loss of US$11,994,000 to the Group’s results. The full year unaudited revenue and trading loss had the acquisition taken place at the start of the year has not been disclosed as the initial accounting is incomplete.

The gross contractual value of trade and other receivables as at the dates of acquisition amounted to US$7,000,000, which approximated the fair value of these accounts as the amount not expected to be collected was insignificant.

The Group incurred acquisition and restructuring related costs of US$14,679,000 in the nine months ended September 30,2021, relating to external legal fees, advisory fees, due diligence costs and severance costs related to the acquisition of Chiasma. These costs have been included in operating costs in the Condensed Consolidated Statement of Comprehensive Loss.

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis due to the relative size of the acquisition and the timing of the transaction. Any amendments to these fair values within the twelve-month timeframe from the date of acquisition will be disclosed in the 2022 consolidated financial statements, as stipulated by IFRS 3.

Provisional Fair Value as at August 5, 2021 (unaudited)
US$’000
Assets
Non-current assets
Intangible assets	220,000
Property, plant and equipment	950
Other non-current assets	866
Total non-current assets	221,816
Current assets
Trade and other receivables	7,000
Inventories	61,527
Cash and cash equivalents, including restricted cash	107,942
Total current assets	176,469
Total assets	398,285

Non-current liabilities
Deferred tax liability	47,117
Total non-current liabilities	47,117
Current liabilities
Trade and other payables	142,469
Total current liabilities	142,469
Total liabilities	189,586

Total identifiable net assets at fair value	208,699
Goodwill arising on acquisition	61,794
Consideration	270,493

Consideration
Issue of fully paid up ordinary shares	260,336
Chiasma equity awards recognized as consideration transferred upon the acquisition of Chiasma	10,157
Total consideration	270,493

Acquisition of Aegerion Pharmaceuticals
On May 20, 2019, Amryt entered into a Restructuring Support Agreement (as subsequently amended on June 12, 2019) and Plan Funding Agreement pursuant to which, among other matters, Amryt agreed to the acquisition of Aegerion Pharmaceuticals, Inc. (‘‘Aegerion’’, subsequently renamed as Amryt Pharmaceuticals Inc.), a former wholly-owned subsidiary of Novelion Therapeutics Inc. (‘‘Novelion’’). On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., filed voluntary petitions under Chapter 11 of Title 11 of the U.S. Code in the Bankruptcy Court. On September 24, 2019, Amryt completed the acquisition of Aegerion. Amryt acquired Aegerion upon its emergence from bankruptcy in an exchange for ordinary shares and zero cost warrants in Amryt. Amryt issued 85,092,423 effective shares at US$1.793 per share, which is made up of 77,027,423 ordinary shares and 8,065,000 zero cost warrants, to acquire Aegerion for a value of US$152,615,000.

As part of the acquisition of Aegerion, it was agreed, for certain Aegerion creditors who wished to restrict their percentage share interest in Amryt’s issued share capital, to issue to the relevant Aegerion creditor, as an alternative to Amryt’s ordinary shares, an equivalent number of new zero cost warrants to subscribe for Amryt’s ordinary shares to be constituted on the terms of the zero cost warrant. As at 30 September, 2021, no zero cost warrants were remaining and the remaining balance of zero cost warrants were exercised during the three-month period ended June 30, 2021.

During the three-month and nine-month periods ended September 30, 2021, the Group incurred no additional acquisition and restructuring related costs relating to external legal fees, advisory fees, due diligence costs and severance costs related to the acquisition of Aegerion (September 30, 2020: US$105,000 and US$1,005,000, respectively).

Contingent Value Rights
Related to the Aegerion acquisition, Amryt issued Contingent Value Rights (‘‘CVRs’’) pursuant to which up to US$85,000,000 may become payable to Amryt’s shareholders and optionholders, who were on the register prior to the completion of the acquisition on September 20, 2019, if certain approval and revenue milestones are met in relation Oleogel-S10, Amryt’s lead product candidate. If any such milestone is achieved, Amryt may elect to pay the holders of CVRs by the issue of Amryt shares or loan notes. If Amryt elects to issue Loan Notes to holders of CVRs, it will settle such loan notes in cash 120 days after their issue. If none of the milestones are achieved, scheme shareholders and optionholders will not receive any additional consideration under the terms of the CVRs. In these circumstances, the value of each CVR would be zero.
The terms of the CVRs are as follows:

   The total CVR payable is up to US$85,000,000
  This is divided into three milestones which are related to the success of Oleogel-S10 (the Group’s lead development asset)
   FDA approval
     US$35,000,000 upon FDA approval
     100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
   EMA approval
     US$15,000,000 upon EMA approval
     100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
   Revenue targets
     US$35,000,000 upon Oleogel-S10 revenues exceeding US$75,000,000 in any 12-month period prior to June 30, 2024
   Payment can at the Board’s discretion be in the form of either:
     120-day loan notes (effectively cash), or
     Shares valued using the 30 day / 45-day VWAP.

The CVRs were contingent on the successful completion of the acquisition and, accordingly, have been based on fair value as at September 24, 2019. The CVRs have been classified as a financial liability in the Condensed Consolidated Statement of Financial Position. Given that CVRs were issued to legacy Amryt shareholders in their capacity as owners of the identified acquirer as opposed to the seller in the transaction, management concluded that the most appropriate classification would be to recognize the CVR as a distribution on consolidation instead of goodwill.

Measurement of CVRs
As at September 30, 2021, the carrying value of the CVRs was US$66,932,000 (December 31, 2020: US$61,417,000). The value of the potential payout was calculated using the probability-weighted expected returns method. Using this method, the potential payment amounts were multiplied by the probability of achievement and discounted to present value. The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The market-based probability chance of success is based on market benchmarks for orphan drugs was estimated at 89% in the period ended September 30, 2021 (2020: 89%). Discount rates of 10% and 16.5%, as applicable, were used in the calculation of the present value of the estimated contractual cash flows for the period ended September 30, 2021 (December 31, 2020: 10% and 16.5%). Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of Oleogel-S10. However, management notes that, due to issues outside their control (i.e. regulatory requirements and the commercial success of the product), the timing of when such revenue targets may occur may change. Such changes may have a material impact on the assessment of the expected cash flows of the CVRs.

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Condensed Consolidated Statement of Comprehensive Loss over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge is booked in the Condensed Consolidated Statement of Comprehensive Loss on a quarterly basis. The Group received positive topline data from the phase 3 EASE trial of Oleogel-S10 in September 2020. The product does not currently have regulatory approval to treat EB but has been submitted to the FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review. The FDA also set a target PDUFA date of November 30, 2021. In Europe, a MAA for Oleogel-S10 was accepted for assessment by the EMA in March 2021.

The total non-cash finance charge recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three and nine months ended September 30, 2021 is US$1,915,000 and US$5,515,000 (September 30, 2020: US$1,557,000 and US$4,498,000, respectively).

Acquisition of Amryt GmbH (previously ‘‘Birken’’)
Amryt DAC signed a conditional share purchase agreement to acquire Amryt GmbH on October 16, 2015 (‘‘Amryt GmbH SPA’’). The Amryt GmbH SPA was completed on April 18, 2016 with Amryt DAC acquiring the entire issued share capital of Amryt GmbH. The consideration included contingent consideration comprising milestone payments and sales royalties as follows:

   Milestone payments of:
     €10,000,000 on receipt of first marketing approval by the EMA of Episalvan, paid on the completion date (April 18, 2016);
     Either (i) €5,000,000 once net ex-factory sales of Episalvan have been at least €100,000 or (ii) if no commercial sales are made within 24 months of EMA first marketing approval (being January 14, 2016), €2,000,000 24 months after receipt of such approval, which was paid in January 2018, and €3,000,000 following the first commercial sale of Episalvan;
     €10,000,000 on receipt of marketing approval by the EMA or FDA of a pharmaceutical product containing Betulin as its API for the treatment of EB;
     €10,000,000 once net ex-factory sales/net revenue of Oleogel S-10 first exceed €50,000,000 in any calendar year;
     €15,000,000 once net ex-factory sales/ net revenue of Oleogel S-10 first exceed €100,000,000 in any calendar year;
   Cash consideration of €150,000, due and paid on the completion date (April 18, 2016); and
   Royalties of 9% on sales of Oleogel-S10 products for 10 years from first commercial sale.

Fair Value Measurement of Contingent Consideration
As at September 30, 2021, the fair value of the contingent consideration was estimated to be US$91,067,000 (December 31, 2020: US$86,906,000). The fair value of the contingent consideration included milestone payments determined using probability adjusted present values and probability weighted revenue forecasts (see Note 15, Fair value measurement and financial risk management, for fair value hierarchy applied and impact of key unobservable impact data). The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The market-based probability chance of success is based on market benchmarks for orphan drugs was estimated at 89% for the period ended September 30, 2021 (December 31, 2020: 89%) following the positive results from our phase 3 EASE trial of Oleogel-S10 earlier in the year. A discount rate of 14.4% was used in the calculation of the fair value of the contingent consideration for the three months ended September 30, 2021 (December 31, 2020: 14.4%).

The Group received positive top line results from the phase 3 EASE trial of Oleogel-S10 in September 2020. The product does not currently have regulatory approval to treat EB but has been submitted to the FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review.  The FDA also set a target PDUFA date of November 30, 2021. In Europe, a MAA for Oleogel-S10 was accepted for assessment by the EMA in March 2021. Amryt reviews the contingent consideration on a regular basis as the probability adjusted fair values are being unwound as financing expenses in the Condensed Consolidated Statement of Comprehensive Loss over the life of the obligation. The finance charge is being unwound as a financing expense in the Condensed Consolidated Statement of Comprehensive Loss on a quarterly basis.

The total non-cash finance charge recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three and nine months ended September 30, 2021 is US$3,030,000 and US$8,897,000 (September 30, 2020: US$2,126,000 and US$8,150,000, respectively).

6. Loss per share - basic and diluted

The weighted average number of shares in the loss per share (‘‘LPS’’) calculation, reflects the weighted average total actual shares of Amryt Pharma plc in issue at September 30, 2021.

Issued share capital - ordinary shares of £0.06 each

	Number of shares	Weighted average shares
	As at September 30,	Three months ended September 30,	Nine months ended September 30,
2021 (unaudited)	316,904,642	264,368,691	207,876,731
2020 (unaudited)	162,718,438	158,303,972	155,776,507

The calculation of loss per share is based on the following:

	Three months ended September 30,		Nine months ended September 30,
	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)
Loss after tax attributable to equity holders of the Company (US$’000)	(17,209)	(10,471)	(40,545)	(57,537)
Weighted average number of ordinary shares in issue	264,368,691	158,303,972	207,876,731	155,776,507
Fully diluted average number of ordinary shares in issue	264,368,691	158,303,972	207,876,731	155,776,507
Basic and diluted loss per share (US$)	(0.07)	(0.07)	(0.20)	(0.37)

Where a loss has occurred, basic and diluted LPS are the same because the outstanding share options and warrants are anti-dilutive. Accordingly, diluted LPS equals the basic LPS. The share options, RSUs and warrants outstanding as at September 30, 2021 totaled 47,156,506 (September 30, 2020: 28,065,710) and are potentially dilutive.

7. Intangible assets and goodwill

The following table summarizes the Group’s intangible assets and goodwill:

	Developed technology - metreleptin	Developed technology - lomitapide	Developed technology - Mycapssa®	In process R&D	Other intangible assets	Total intangible assets	Goodwill
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2020 (audited)	176,000	123,000	—	54,261	701	353,962	19,131
Additions	—	—	—	—	372	372	—
Acquired assets	—	—	—	591	—	591	—
Disposals	—	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	—	5,276	39	5,315	—
At December 31, 2020 (audited)	176,000	123,000	—	60,128	866	359,994	19,131
Additions	—	—	—	—	830	830	—
Acquired assets	—	—	220,000	—	—	220,000	61,794
Other movements	—	—	—	—	—	—	(1,051)
Foreign exchange movement	—	—	—	(3,137)	(40)	(3,177)	—
At September 30, 2021 (unaudited)	176,000	123,000	220,000	56,991	1,656	577,647	79,874

Accumulated amortization
At January 1, 2020 (audited)	7,314	4,143	—	—	178	11,635	—
Amortization charge	27,429	15,537	—	—	202	43,168	—
Accumulated amortization on disposals	—	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	—	—	68	68	—
At December 31, 2020 (audited)	34,743	19,680	—	—	202	54,625	—
Amortization charge	20,571	11,653	1,960	—	90	34,274	—
Foreign exchange movement	—	—	—	—	15	15	—
At September 30, 2021 (unaudited)	55,314	31,333	1,960	—	307	88,914	—

Net book value
At December 31, 2020 (audited)	141,257	103,320	—	60,128	664	305,369	19,131
At September 30, 2021 (unaudited)	120,686	91,667	218,040	56,991	1,349	488,733	79,874

Developed technology on commercially marketed products
In connection with the acquisition of Aegerion in September 2019, the Group acquired developed technology, metreleptin and lomitapide. These intangible assets are amortized over their estimated useful lives and the remaining useful lives for metreleptin and lomitapide are approximately 4.4 and 6.0 years, respectively, as of September 30, 2021 (December 31, 2020: 5.2 and 6.7 years, respectively).

In connection with the acquisition of Chiasma in August 2021, the Group acquired developed technology, octreotide. This intangible asset is amortized over its estimated useful life and the remaining useful life is approximately 14.3 years as of September 30, 2021.

In-process R&D
As a result of the acquisition of Amryt GmbH, in 2016, the Group recognized in-process R&D costs of €48,453,000/US$56,409,000 which is related to the Group’s lead development asset, Oleogel-S10. The remaining in-process R&D is a result of the acquisition of Cala Medical Limited in October 2020.

Goodwill
During 2019, the Group completed the acquisition of Aegerion, which resulted in aggregate goodwill of US$18,080,000. On August 5, 2021, the Group completed the acquisition of Chiasma, which resulted in aggregate goodwill of US$61,794,000.

The Group reviews events or changes in circumstances that may indicate a triggering event for impairment. Management applied its judgment in determining that there were no events or changes in circumstances causing any impairment triggers as of September 30, 2021. As such there was no impairment charge recorded during the three and nine months ended September 30, 2021.

8. Trade and other receivables

	As at
	September 30, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Trade receivables	37,458	33,057
Accrued income and other debtors	9,808	8,423
VAT recoverable	5,527	1,705
Trade and other receivables	52,793	43,185

9. Inventories

	As at
	September 30, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Raw materials	29,462	25,462
Work in progress	31,550	3,903
Finished goods	39,827	11,627
Inventories	100,839	40,992

The increase in inventories for the nine months ended September 30, 2021, reflected the fair value of inventory acquired as part of the acquisition of Chiasma on August 5, 2021. The fair value of the acquired inventory amounted to US$61,527,000. Inventory on hand at the date of acquisition was valued at the expected selling price less the sum of remaining costs of disposal, cost to complete and a reasonable profit margin for the selling effort of the acquiring entity based on the EBITDA margin as a percentage of sales. The costs to complete were calculated based on costs incurred on recently completed finished goods. The costs to dispose were calculated based on the average costs as a percentage of revenue through the period in which the current finished goods inventory is expected to be sold. This resulted in a non-cash step up at the valuation of inventory at August 5, 2021 of US$40,414,000. The non-cash step up in inventory is being unwound to the Condensed Consolidated Statement of Comprehensive Loss over the period in which this saleable inventory is sold. At September 30, 2021, US$39,978,000 of this non-cash inventory step up is included in inventory.

10. Cash and cash equivalents

	As at
	September 30, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Cash at bank available on demand	123,127	118,575
Restricted cash	50	223
Total cash and cash equivalents	123,177	118,798

Cash and cash equivalents include cash at bank available on demand and restricted cash.

At September 30, 2021 there was US$50,000 restricted cash (December 31, 2020: US$223,000). The balance at December 31, 2020 includes a deposit on a company credit card facility for an amount of US$150,000. As at September 30, 2021 a letter of credit related to US customs was put in place for an amount of US$50,000.

11. Share capital and reserves

Details of the number of issued ordinary shares with a nominal value of Sterling 6 pence (2020: 6 pence) each are in the table below.

	Ordinary shares	Treasury shares	Total
At January 1, 2020	154,498,887	4,864,656	159,363,543
Issue of shares in exchange for warrants	8,229,753	—	8,229,753
Issue of shares in equity fund raises	16,000,000	—	16,000,000
Issue of treasury shares for share options exercised	72,953	(72,953)	—
At December 31, 2020 (audited)	178,801,593	4,791,703	183,593,296
Issue of treasury shares in exchange for warrants	283,389	(283,389)	—
Issue of treasury shares for share options exercised	300,000	(300,000)	—
Issue of shares in consideration of Chiasma acquisition	127,740,695	—	127,740,695
Issue of shares in exchange for warrants	4,758,206	—	4,758,206
Issue of treasury shares in exchange for warrants	4,208,314	(4,208,314)	—
Issue of shares for share options exercised and RSUs vesting	812,445	—	812,445
At September 30, 2021 (unaudited)	316,904,642	—	316,904,642

The components of equity are detailed in the Condensed Consolidated Statement of Changes in Equity and described in more detail below.

As at September 30, 2021 there were 316,904,642 ordinary shares issued with no treasury shares held (December 31, 2020: 183,593,296; 4,791,703).

In December 2020, the Company issued 16,000,000 ordinary shares in the form of ADSs, as part of a US$40,000,000 private placement equity raise to existing and new shareholders. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020, and September 22, 2020, respectively, in exchange for certain warrants.

On March 11, 2021, the Company issued 300,000 ordinary shares from treasury shares following the exercise of share options. On March 11, 2021, the Company issued 283,389 ordinary shares from treasury shares in exchange for certain warrants. On August 5, 2021, the Company issued 127,740,695 ordinary shares, in the form of ADSs, as consideration for the acquisition of Chiasma. On August 5, 2021, the Company issued 8,966,520 ordinary shares with 4,208,314 being issued from treasury shares in exchange for warrants. During the three month period ended September 30, 2021, there were 441,280 shares issued following the exercise of share options and 371,165 shares issued following RSU vesting.

Share Capital
Share capital represents the cumulative par value arising upon issue of ordinary shares of Sterling 6 pence each.
The ordinary shares have the right to receive notice of, attend and vote at general meetings and participate in the profits of the Company.

Share Premium
Share premium represents the consideration that has been received in excess of the nominal value on issue of share capital net of issue costs and transfers to distributable reserves.

Warrant reserve
The warrant reserve represents zero cost warrants issued as part of the equity raise on September 24, 2019 net of issue costs apportioned to warrants issued and additional warrants issued to certain shareholders on November 14, 2019. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020 and September 22, 2020, respectively, in exchange for certain warrants. The remaining warrants were exchanged on August 5, 2021, and the Company issued 8,966,520 ordinary shares, 4,208,314 of which were issued from treasury shares. There were no remaining warrants outstanding as at September 30, 2021.

Treasury Shares
In October 2020, the Company issued 72,953 ordinary shares from treasury shares following the exercise of share options. In March 2021, the Company issued a total of 583,389 ordinary shares from treasury shares, 300,000 ordinary shares relating to the exercise of share options and 283,389 ordinary shares following the exchange of certain warrants. In August 2021, the company issued 4,208,314 ordinary shares from treasury shares in conjunction with the exchange of warrants. There were no treasury shares held as at September 30, 2021.

Share based payment reserve
Share based payment reserve relates to the charge for share based payments in accordance with IFRS 2. In March 2021, the Company issued 283,389 ordinary shares in exchange for certain warrants, respectively. In April 2021, 62,153 warrants lapsed. During the nine month period ended September 30, 2021, the Company issued 741,280 ordinary shares in relation to the exercise of share options and RSUs.

As part of the acquisition of Chiasma, the Company replaced share awards that were existing at the time of the acquisition. This resulted in the recognition of a share-based payment reserve of US$10,157,000 on acquisition.

Merger reserve
The merger reserve was created on the acquisition of Amryt DAC by Amryt Pharma plc in April 2016. Ordinary shares in Amryt Pharma plc were issued to acquire the entire issued share capital of Amryt DAC. Under section 612 of the UK Companies Act 2006, the premium on these shares has been included in a merger reserve.

Reverse acquisition reserve
The reverse acquisition reserve arose during the period ended December 31, 2016 in respect of the reverse acquisition of Amryt Pharma plc by Amryt DAC. Since the shareholders of Amryt DAC became the majority shareholders of the enlarged Group, the acquisition is accounted for as though there is a continuation of Amryt DAC’s financial statements. The reverse acquisition reserve is created to maintain the equity structure of Amryt Pharma plc in compliance with UK company law.

Equity component of convertible notes
The equity component of convertible notes represents the equity component of the US$125,000,000 convertible debt and is measured by determining the residual of the fair value of the instrument less the estimated fair value of the liability component. The equity component is recognized in equity and is not subsequently remeasured.

Other distributable reserves
Other distributable reserves comprise the following:

   Distribution of the share premium amount on 6 November 2019 of US$268,505,000. By special resolution of the Company duly passed on 23 September 2019, it was resolved that the entire amount outstanding to the credit of the share premium account and capital redemption reserve of the Company be cancelled. The reduction in capital, amounting to US$268,505,000, representing the entire amount of share premium at that time, was approved by the High Court of Justice of England and Wales on 5 November 2019.
   A deemed distribution of US$47,902,000 arising from the issuance of CVRs.
   A deemed distribution of US$2,969,000 arising from the scheme of arrangement in September 2019 whereby Amryt Pharma plc, which was incorporated in July 2019, became a 100% shareholder of Amryt Pharma Holdings Limited (formerly named Amryt Pharma plc) (the “Acquisition of subsidiary without a change of control”)

Currency translation reserve
The currency translation reserve arises on the retranslation of non-U.S. dollar denominated foreign subsidiaries.

Accumulated deficit
Accumulated deficit represents losses accumulated in previous periods and the current year.

12. Long term loan

	As at
	September 30, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Long term loan principal	92,453	88,037
Unamortized debt issuance costs	(633)	(735)
Long term loan	91,820	87,302

As part of the acquisition of Aegerion on September 24, 2019, Aegerion entered into a new U.S. dollar denominated US$81,021,000 secured term loan debt facility (‘‘Term Loan’’) with various lenders. The Term Loan is made up of a US$54,469,000 loan that was in place prior to the acquisition which was refinanced as part of the acquisition and a US$26,552,000 additional loan that was drawn down on September 24, 2019. The Term Loan has a five-year term from the date of the draw down, September 24, 2019 and matures on September 24, 2024. Under the Term Loan, interest will be payable at the option of the Group at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind that will be paid when the principal is repaid, which rolls up and is included in the principal balance outstanding, on a quarterly basis. Unpaid accrued interest of US$1,511,000 as at September 30, 2021 is recognized in current liabilities with trade and other payables (December 31, 2020: $1,439,000). The Term Loan may be prepaid, in whole or in part, by Aegerion at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranges from 5.00% to 0.00% of the principal then outstanding on the Term Loan.

In connection with the Term Loan, the Group incurred approximately US$870,000 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs are being amortized over the expected life of the loan using the effective interest method.

The Term Loan is guaranteed by Amryt and certain subsidiaries of the Group. In connection with the loan agreement, fixed and floating charges have been placed on property and undertakings of Amryt and certain subsidiaries of the Group.

The Term Loan agreement includes affirmative and negative covenants, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments, and restricted payments, in each case, subject to certain exceptions set forth in the Loan Agreement. The Term Loan agreement also includes customary events of default for a transaction of this type and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Aegerion and certain subsidiaries of the Group and Amryt, including the convertible notes, and (ii) Amryt or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the lenders may declare all of the outstanding Term Loan and other obligations under the Term Loan agreement to be immediately due and payable and exercise all rights and remedies available to the lenders under the Term Loan agreement and related documentation. There have been no events of default or breaches of the covenants occurring for the three and nine months ended September 30, 2021 (December 31, 2020: no events).

13. Convertible notes

Total
US$’000
At January 1, 2020	96,856
Accreted interest	4,230
At December 31, 2020 (audited)	101,086
Accreted interest	3,480
At September 30, 2021 (unaudited)	104,566

As part of the Aegerion acquisition, Aegerion issued convertible notes with an aggregate principal amount of US$125,000,000 to Aegerion creditors.

The convertible notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2020. The convertible notes will mature on April 1, 2025, unless earlier repurchased or converted.

The convertible notes are convertible into Amryt’s ordinary shares at a conversion rate of 386.75 ordinary shares per US$1,000 principal amount of the convertible notes. If the holders elect to convert the convertible notes, Aegerion can settle the conversion of the convertible notes through payment or delivery of cash, common shares, or a combination of cash and common shares, at its discretion. As a result of the conversion feature in the convertible notes, the convertible notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument. The financial liability component was measured at fair value based on the discounted cash flows expected over the expected term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. Refer to Note 11, Share capital and reserves, for further details on the equity component of the convertible notes.

From September 24, 2019 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their convertible notes, in multiples of US$1,000 principal amount, at the option of the holder.

The indenture does not contain any financial covenants or restrict the Group’s ability to repurchase securities, pay dividends or make restricted payments in the event of a transaction that substantially increases the Group’s level of indebtedness in certain circumstances.

The indenture contains customary terms and covenants and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving Aegerion, Amryt and certain subsidiaries of the Group) occurs and is continuing, the trustee by notice to Aegerion, or the holders of at least 25% in principal amount of the outstanding convertible notes by written notice to Aegerion and the trustee, may declare 100% of the principal of and accrued and unpaid interest, if any, on all of the convertible notes to be due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving Aegerion, 100% of the principal and accrued and unpaid interest, if any, on the convertible notes will become due and payable automatically. Notwithstanding the foregoing, the indenture provides that, upon Aegerion’s election, and for up to 180 days, the sole remedy for an event of default relating to certain failures by Aegerion to comply with certain reporting covenants in the indenture consists exclusively of the right to receive additional interest on the convertible notes. There have been no events of default or breaches of the covenants occurring for the period ended September 30, 2021 (2020: no events).

14. Provisions and other liabilities

	As at
	September 30, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Non-current liabilities
Provisions and other liabilities	—	21,382
Leases due greater than 1 year	4,213	4,569
	4,213	25,951
Current liabilities
Provisions and other liabilities	27,998	9,976
Leases due less than 1 year	1,529	963
	29,527	10,939
Total provisions and other liabilities	33,740	36,890

Legal matters

Prior to the acquisition of Aegerion by Amryt, Aegerion entered into settlement agreements with governmental entities including the Department of Justice (‘‘DOJ’’) and the FDA in connection with Juxtapid investigations. The settlement agreements require Aegerion to pay specified fines and engage in regulatory compliance efforts. Subsequent to the acquisition, Aegerion made US$23,036,000 of settlement payments, including interest. The settlements have been paid in full with the last payment completed in Q1 2021. There is no current liability recognized as at September 30, 2021 (December 31, 2020: US$3,976,000). There is no non-current liability at September 30, 2021 (December 31, 2020: nil).

Other matters

The Group recognizes a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Group reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Group’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Group’s liability accrual would be recorded in the period in which such determination is made. At September 30, 2021 the Group had recognized liabilities of US$6,000,000 in relation to ongoing legal matters (December 31, 2020 US$6,000,000).

15. Fair value measurement and financial risk management

Categories of financial instruments

	As at
	September 30, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Financial assets (all at amortized cost):
Cash and cash equivalents	123,177	118,798
Trade receivables	37,458	33,057
Total financial assets	160,635	151,855

Financial liabilities:
At amortized cost
Trade payables and accrued expenses	123,095	89,300
Lease liabilities	5,742	5,532
Other liabilities	21,998	25,358
Convertible notes	104,566	101,086
Long term loan	91,820	87,302
Contingent value rights	66,932	61,417
At fair value
Contingent consideration	91,067	86,906
Total financial liabilities	505,220	456,901
Net	(344,585)	(305,046)

Financial instruments evaluated at fair value can be classified according to the following valuation hierarchy, which reflects the extent to which the fair value is observable:

   Level 1: fair value evaluations using prices listed on active markets (not adjusted) of identical assets or liabilities.
   Level 2: fair value evaluations using input data for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.
   Level 3: fair value evaluations using input data for the asset or liability that are not based on observable market data (unobservable input data).

The contingent consideration has been valued using Level 3. The contingent consideration comprises:

  Contingent consideration relating to the acquisition of Amryt GmbH (see Note 5, Business combinations and asset acquisitions) that was measured at US$91,067,000 as at September 30, 2021 (December 31, 2020: US$86,906,000). The fair value comprises royalty payments which was determined using probability weighted revenue forecasts and the fair value of the milestones payments which was determined using probability adjusted present values. It also included a revision to the discount rate used, and revenue and costs forecasts have been amended to reflect management’s current expectations.

Impact of key unobservable input data

   An increase of 10% in estimated revenue forecasts would result in an increase to the fair value of US$6,370,000. A decrease would have the opposite effect.
   A 5% increase in the discount factor used would result in a decrease to the fair value of US$13,979,000. A decrease of 5% would result in an increase to the fair value of US$18,253,000.
   A six-month delay in the launch date for Oleogel-S10 would result in a decrease to the fair value of US$9,095,000.

16. Events after the reporting period

There were no significant events since the end of the reporting period.